VIA EDGAR AND E-MAIL

February 17, 2026

Division of Corporation Finance

Office of International Corporate Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Asset Management Ltd. BAM Finance (Canada) Inc. BAM Finance LLC Registration Statements on Form F-10 and Form F-3 File Nos. 333-293350; 333-293350-01 and 333-293357

To Whom It May Concern:

On behalf of Brookfield Asset Management Ltd., BAM Finance (Canada) Inc. and BAM Finance LLC (collectively, the “Registrants”), enclosed is the notification of clearance issued by the Ontario Securities Commission with respect to the base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 and Form F-3 (File Nos. 333-293350, 333-293350-01 and 333-293357) (the “Registration Statements”). We hereby request that the Staff of the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statements effective as of 4:30 p.m., New York time, on Thursday, February 19, 2026, or as soon as possible thereafter.

If the Staff has any questions, please contact Daniel H.S. Masliyah of Torys LLP at (212) 880-6032. In addition, it would be appreciated if, as soon as the Registration Statements are declared effective, you would so inform Mr. Masliyah and then send written confirmation to the addressees listed on the cover of the Registration Statements.

Sincerely,

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Connor Teskey
Name: Connor Teskey
Title: Chief Executive Officer

BAM FINANCE (CANADA) INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BAM FINANCE LLC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

NOTIFICATION OF CLEARANCE

RE:	Brookfield Asset Management Ltd. – SEDAR+ Filing #06395586 BAM Finance (Canada) Inc. – SEDAR+ Filing #06395608 BAM Finance LLC – SEDAR+ Filing #06395610

In accordance with Companion Policy 44-102CP to National Instrument 44-102 Shelf Distributions (NI 44-102), a Notification of Clearance is hereby issued in respect of the short form base shelf prospectus of Brookfield Asset Management Ltd. and its subsidiaries listed thereon filed under Part 9B of NI 44-102 and dated February 10, 2026, related to the offering of: Debt Securities, Class A Preference Shares, Class A Limited Voting Shares, Subscription Receipts and Warrants of Brookfield Asset Management Ltd.; Debt Securities of BAM Finance (Canada) Inc.; and Debt Securities of BAM Finance LLC and the Guarantees thereon that have been registered under the United States Securities Act of 1933, as amended.

DATED at Toronto this 13th day of February, 2026.

“David Surat”

David Surat

Associate Vice President, Corporate Finance Division

Ontario Securities Commission